CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Senior Notes due 2022	$3,243,207,500	$375,887.75

PROSPECTUS Dated February 16, 2016 PROSPECTUS SUPPLEMENT Dated January 11, 2017	Pricing Supplement No. 1,547 to Registration Statement No. 333-200365 Dated May 16, 2017 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES I
Fixed Rate Senior Notes Due 2022

We, Morgan Stanley, are offering the Global Medium-Term Notes, Series I, Fixed Rate Senior Notes Due 2022 (the “notes”) described below on a global basis.  We may not redeem the notes prior to the maturity thereof.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

We describe how interest on the notes is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

Investing in the notes involves risks. See “Risk Factors” beginning on page 7 of the accompanying prospectus.

Principal Amount:	$3,250,000,000	Interest Payment Period:	Semi-annual
Maturity Date:	May 19, 2022	Interest Payment Dates:	Each May 19 and November
Settlement Date			19, commencing November 19
(Original Issue Date):	May 19, 2017 (T+3)		2017
Interest Accrual Date:	May 19, 2017	Business Day:	New York
Issue Price:	99.791%	Business Day Convention:	Following unadjusted
Specified Currency:	U.S. dollars	Minimum Denominations:	$1,000 and integral multiples
Redemption Percentage			of $1,000 in excess thereof
at Maturity:	100%	CUSIP:	61744Y AH1
Interest Rate:	2.750% per annum	ISIN:	US61744YAH18
	(calculated on a 30/360 day	Other Provisions:	None
	count basis)

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY
MUFG

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On May 16, 2017, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.441%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price for the notes equals the stated issue price of 99.791%, plus accrued interest, if any, less a combined management and underwriting commission of 0.350% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. LLC	$2,307,500,000
MUFG Securities Americas Inc.	325,000,000
ABN AMRO Securities (USA) LLC	32,500,000
Barclays Capital Inc.	32,500,000
BB&T Capital Markets, a division of BB&T Securities, LLC	32,500,000
BMO Capital Markets Corp.	32,500,000
Capital One Securities, Inc.	32,500,000
Citizens Capital Markets, Inc.	32,500,000
Credit Suisse Securities (USA) LLC	32,500,000
Deutsche Bank Securities Inc.	32,500,000
Fifth Third Securities, Inc.	32,500,000
FTN Financial Securities Corp.	32,500,000
ING Financial Markets LLC	32,500,000
Mischler Financial Group, Inc.	32,500,000
nabSecurities, LLC	32,500,000
Natixis Securities Americas LLC	32,500,000
PNC Capital Markets LLC	32,500,000
RBS Securities Inc.	32,500,000
Scotia Capital (USA) Inc.	32,500,000
Siebert Cisneros Shank & Co., L.L.C.	32,500,000
U.S. Bancorp Investments, Inc.	32,500,000
Total	$3,250,000,000

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of MUFG Securities Americas Inc. (one of the managers), holds an approximately 24% interest in Morgan Stanley.  This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC and MUFG Securities Americas Inc. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy,
PS-2

insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated January 11, 2017, which is Exhibit 5.1 to the Form 8-K filed by Morgan Stanley on January 11, 2017.

PS-3